Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED APRIL 16, 2007 TO PROSPECTUS DATED SEPTEMBER 27, 2006

MARCH 2007 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	March 2007	Year to Date	03/31/07	03/31/07

Series A	-8.73%	-18.21%	$58,895,256	$1,227.00
Series B	-12.65%	-25.56%	$25,831,643	$1,356.37

*	All performance is reported net of fees and expenses

Fund results for March 2007:

The Euro edged slightly higher against the U.S. Dollar in March as European Central Bank head Trichet continued to stress the current accommodative state of affairs for European monetary policy. In contrast, the U.S. Federal Reserve dropped references to “additional firming” in its policy statement. The Australian Dollar advanced (2.6%) to close the month on its highs as commodity strength and a favorable interest rate attracted investment. The New Zealand Dollar posted a nice advance (1.9%) on a narrowing account deficit. The Brazilian Real rallied (2.7%) on strong economic performance. The Fund’s long positions in these markets experienced major gains which exceeded the losses from short positions in other currency markets, resulting in an overall gain.

Corn futures closed 14% lower in March as the high prices of the last six months appear to have offered sufficient incentive for increased plantings. The U.S.D.A. forecasted a 15.5% increase in 2007 U.S. corn planting (90.5 m acres), the highest level since 1944. The U.S.D.A. also lowered its corn usage estimate by 50 million bushels, reflecting a slower rate of corn feeding. This data combined with higher Argentine production estimates to contribute to a 6% increase in world ending stocks projections by the International Grain Council. Soybeans finished 3.3% lower in sympathy with these losses in the corn market. Wheat futures continued to trend lower, finishing with a 10.2% loss on timely spring rains in the plains. The Fund experienced losses from its long positions in this sector.

Worldwide energy markets continued to trend higher in March, extending the rally that began in January. The energy complex actually opened the month on the defensive as warm weather and the after effects of the late February financial markets meltdown limited demand projections. However, crude futures closed the month with a 4.6% gain as U.S. inventories fell on increased demand and lower imports. In the products, natural gas opened the month under pressure as warm weather in the U.S.

Midwest and Northeast slowed usage. However, natural gas moved 4.3% higher, following the rest of the complex as tensions rose to uncomfortable levels in the Persian Gulf following the Iranian seizure of 15 British soldiers for an alleged violation of territorial sovereignty. Short positions in this market sector resulted in a relatively large loss.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and didn’t have any major influence on this month’s overall negative performance.

For the month of March 2007, Series A lost 8.73%, while Series B lost 12.65%, including all fees and expenses.

Note regarding director and officer changes at the general partner:

On April 13, 2007, Christian Baha resigned as Director, Chief Executive Officer and principal executive officer of Superfund Capital Management, Inc. Mr. Baha remains a controlling shareholder and principal of Superfund Capital Management, Inc. Superfund Capital Management, Inc. did not name a successor Chief Executive Officer and has no intention to do so at this time. Nigel James, President, Superfund Capital Management, Inc., shall serve as the principal executive officer of Superfund Capital Management, Inc. effective April 13, 2007.

QUADRIGA SUPERFUND, L.P. — SERIES A
MARCH 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended March 31, 2007)

STATEMENT OF INCOME

March 2007

Investment income, interest	$262,571

Expenses
Management fee	91,330
Organization and offering expenses	49,367
Operating expenses	7,405
Selling Commissions	197,470
Other expenses	314
Incentive fee	—
Brokerage commissions	183,404

Total expenses	529,290

Net investment gain (loss)	(266,719)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(4,641,050)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(723,924)

Net gain(loss) on investments	(5,364,974)

Net increase(decrease) in net assets from operations	$(5,631,693)

STATEMENT OF CHANGES IN NET ASSET VALUE

March 2007

Net assets, beginning of period	$64,213,740

Net increase in net assets from operations	(5,631,693)
Capital share transactions
Issuance of shares	1,080,000
Redemption of shares	(766,791)

Net increase(decrease) in net assets from capital share transactions	(313,209)
Net increase(decrease) in net assets	(5,318,484)

Net assets, end of period	$58,895,256

NAV Per Unit, end of period	$1,227.00

QUADRIGA SUPERFUND, L.P. — SERIES B
MARCH 2007 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended March 31, 2007)

STATEMENT OF INCOME

March 2007

Investment income, interest	$115,542

Expenses
Management fee	40,057
Organization and offering expenses	21,653
Operating expenses	3,248
Selling Commissions	86,611
Other expenses	221
Incentive fee	—
Brokerage commissions	123,374

Total expenses	275,164

Net investment gain(loss)	(159,622)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(3,093,050)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(487,973)

Net gain(loss) on investments	(3,581,023)

Net increase(decrease) in net assets from operations	$(3,740,645)

STATEMENT OF CHANGE IN NET ASSET VALUE

March 2007

Net assets, beginning of period	$29,951,464

Net increase(decrease) in net assets from operations	(3,740,645)
Capital share transactions
Issuance of shares	515,684
Redemption of shares	(894,860)

Net increase (decrease) in net assets from capital share transactions	(379,176)
Net increase(decrease) in net assets	(4,119,821)

Net assets, end of period	$25,831,643

NAV Per Unit, end of period	$1,356.37

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.